Exhibit (a)(5)(I)
Opto Circuits Successfully Acquires Approximately 76% of Cardiac Science’s Shares
Milwaukee, Wisconsin, USA and Bangalore, Karnataka, India — December 1, 2010
Opto Circuits (India) Ltd. [BSE Code: 532391; NSE: OPTOCIRCUI] today announced that the tender offer, by its wholly-owned subsidiary, Jolt Acquisition Company, for all outstanding shares of common stock of Cardiac Science Corporation [NASDAQ: CSCX] expired at 12:00 midnight, New York City time, on November 30, 2010, and was not extended. The depositary for the tender offer has advised Opto Circuits that, as of the expiration of the tender offer, stockholders of Cardiac Science tendered approximately 18,251,708 shares of Cardiac Science common stock, excluding approximately 295,075 shares subject to guaranteed delivery procedures, representing approximately 76% of the Cardiac Science shares outstanding. According to the terms of the tender offer, shares that were validly tendered and not validly withdrawn have been accepted for payment. Jolt Acquisition also plans to exercise its top-up option, under the terms of the merger agreement, to purchase directly from Cardiac Science a limited number of newly-issued shares of Cardiac Science common stock for $2.30 per share (the same purchase price paid in the Offer) that would be sufficient to ensure that Jolt Acquisition and Opto Circuits could effect a short-form merger under Delaware law.
Opto Circuits intends to complete the acquisition of Cardiac Science through a short-form merger, that is, without a vote or meeting of the remaining Cardiac Science stockholders. Each of the remaining shares of Cardiac Science common stock will be converted into the right to receive $2.30 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share which was paid in the tender offer. The merger is expected to occur as soon as practicable. Following the merger, Cardiac Science will become a wholly-owned subsidiary of Opto Circuits, and the common stock of Cardiac Science will no longer trade on NASDAQ.
About Opto Circuits
Opto Circuits (India) Ltd. (OCI) (BSE Code: 532391; NSE Symbol: OPTOCIRCUI) is an Indian MNC in the business of design, development, manufacture and marketing of healthcare equipment and interventional products. The product profile includes pulse oximeters, patient monitoring systems, sensors, digital thermometers anesthesia and respiratory care equipment, stents, catheters and other innovative products. Some of the well-known brands marketed by Opto Circuits are Criticare, Mediaid, Unetixs and Eurocor. It is presently a Group of 14 companies with a consolidated total sales of USD $243 million/Rs. 1077 crores (FY10) and it is headquartered in Bengaluru, Karnataka, India. Its key markets are the US, Europe and South East

Asia. It was ranked as one amongst 200 Best Under a Billion companies in AsiaPac by Forbes Asia in 2009, 2008. Visit us at www.optoindia.com.
About Cardiac Science
Cardiac Science develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators (AED), electrocardiograph devices (ECG/EKG), cardiac stress treadmills and systems, diagnostic workstations, Holter monitoring systems, hospital defibrillators, vital signs monitors, cardiac rehabilitation telemetry systems, and cardiology data management systems (informatics) that connect with hospital information (HIS), electronic medical record (EMR), and other information systems. The company sells a variety of related products and consumables and provides a portfolio of training, maintenance, and support services. Cardiac Science, the successor to the cardiac businesses that established the trusted Burdick®, HeartCentrix®, Powerheart®, and Quinton® brands, is headquartered in Bothell, Washington. With customers in more than 100 countries worldwide, the company has operations in North America, Europe, and Asia. For information, call 425.402.2000 or visit http://www.cardiacscience.com.
Forward-Looking Statements
This release contains forward-looking statements. Such statements are based on the current assumptions and expectations of Opto Circuits’ management and are neither promises nor guarantees. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. There can be no assurance that management’s estimates of future results will be achieved. Actual results and performance may vary significantly from those expressed or implied in such statements. The actual results of the acquisition could vary materially as a result of a number of factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that Cardiac Science files from time to time with the Securities and Exchange Commission, including Cardiac Science’s annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K.
Contact Information:
Opto Circuits Contact:
Thomas Dietiker, (310) 561-8468
IR: ir@optoindia.com
Media: media@optoindia.com
T: +91 80 2852 1040/41/42
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